December 16, 2024

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Aaron Brodsky

Re:	Gemcorp Commodities Alternative Products Fund (the “Fund”)

(File No. 811-23940)

Dear Mr. Brodsky:

This letter responds to comments that you conveyed to me and Mary Anne Morgan telephonically on October 31, 2024, November 1, 2024, November 21, 2024 and December 5, 2024 regarding the Fund’s prior correspondence filed with the Securities and Exchange Commission (the “Commission”) on June 12, 2024 (the “June Response Letter”) and on October 4, 2024 (the “October Response Letter”). The Fund has considered your comments and has authorized us to make the responses discussed below on its behalf.

1.

Comment: We note your response to prior Comment 1 of the June Response Letter concerning the Fund’s custody of physical commodities you stated the following: “All bills of lading and warehouse receipts will be physically held in the custody of either (i) a U.S. bank or (ii) an ‘Eligible Foreign Custodian’, as such term is defined in Rule 17f-5 under the 1940 Act.” However, in your response to prior Comment 1 of the October Response Letter concerning the Fund’s custody for physical commodities you stated that “the Fund will comply with Section 17(f) and Rule 17f-5 by physically maintaining the bill of lading or warehouse receipt with a qualified foreign bank in accordance with Rule 17f-5...” Please clarify supplementary whether Fund will: (i) hold bills of lading and warehouse receipts only in the custody of a qualified foreign bank; or (ii) hold bills of lading and warehouse receipts in the custody of either a U.S. bank or a qualified foreign bank.

Response: The Fund confirms that it will hold bills of lading and warehouse receipts in either a U.S. bank in accordance with Section 17(f) of the 1940 Act or a qualified foreign bank in accordance with Rule 17f-5 under the 1940 Act.

2.

Comment: We note your response to prior Comment 1 of the June Response Letter concerning the Fund’s custody of physical commodities you stated the following: “Gold will be held in segregated lots within a London Metal Exchange (“LME”) licensed warehouse that adheres to the highest industry standards of practice.” However, in your response to prior Comment 1 of the October Response Letter concerning the Fund’s custody for physical commodities you stated that “the Fund confirms, after further analysis, that it will custody physical gold in a vault or other secure custody facility owned and operated by The Brink’s Company or its subsidiaries (‘Brink’s’) in reliance on the Brink’s no-action letter.” Please clarify supplementary whether the use of The Brink’s Company for the custody of gold is a new arrangement or whether prior response was inaccurate.

Response: The Fund confirms that it will only custody physical gold in a vault or other secure custody facility owned and operated by Brink’s in reliance on the Brink’s no-action letter.

3.

Comment: Please supplementally advise which Commission or Staff interpretation or guidance supports the Fund’s position that maintaining a bill of lading or warehouse receipt with a qualified foreign bank in accordance with Rule 17f-5 would comply with Section 17(f) and Rule 17f-5 with respect to the Fund’s custody of a physical commodity when the physical commodity underlying one of the Fund’s trade finance transactions becomes an asset of the Fund.

Response: As discussed in our telephonic discussion on November 20, 2024, the Fund’s investments will include financings to commodities suppliers and producers. Although physical commodities may be the collateral for these financings, the Fund does not plan to invest directly in physical commodities other than physical gold and will not at any point own the physical commodities underlying any financing transaction. The Fund’s investments in the financing will be evidenced by documents of title, including bills of lading and warehouse receipts. As noted in our response to Comment 1 above, the Fund will hold bills of lading and warehouse receipts in either a U.S. bank in accordance with Section 17(f) of the 1940 Act or a qualified foreign bank in accordance with Rule 17f-5 under the 1940 Act. Given that, as noted above, the Fund will not at any point beneficially own the physical commodities underlying the loans, the Fund believes that this approach aligns with the plain language of Section 17(f) of the 1940 Act and Rule 17f-5 thereunder, which apply to a fund’s “securities and similar investments.” The Fund notes that this approach is consistent with how other funds routinely handle investments in financings to other types of entities such as operating companies.

4.

Comment: Please provide a brief summary of our telephonic discussion on November 20, 2024 regarding what happens to a physical commodity that serves as collateral for one of the Fund’s loans in the event of a default. In addition, please confirm in writing our understanding of the following to points: (i) at no point will the Fund have ownership of the underlying commodity; and (ii) any subsequent increase in the value of the commodity after a default above what is necessary to make the Fund whole on its loan will be remitted to the borrower from the proceeds of the sale.

Response: Upon a loan event of default, the lender will typically accelerate the maturity of the loan and, if the loan is not then paid, a secured lender will then typically exercise secured creditor remedies, such as foreclosure, against the collateral. When the collateral being financed is in transit or is being stored at a warehouse, the collateral is typically represented in such a case by either a bill of lading, a warehouse receipt, or another document of title that evidences ownership to the collateral. The loan closing documentation will typically include assignment documentation signed by the borrower / pledgor, in which the name of the assignee and the date of assignment are left blank, in contemplation of a future foreclosure sale to a winning bidder whose name will then be inserted into the assignment documentation, along with the date of the foreclosure sale, at the time such bidder wins the auction in question and pays the amount of its winning bid. The foreclosure process will be either a public auction or a private sale among interested bidders, but in any event is a process designed to foster a competitive bidding environment for the collateral, and must be conducted in a commercially reasonable manner. The winning bidder will become the owner of the collateral for all purposes once it pays its winning bid price. At that time, the name of the winning bidder is filled into the assignment documentation that is typically delivered as part of the secured loan initial closing process. To the extent the winning bid exceeds the amount owed on the loan, the secured lender is obligated to remit the surplus to the borrower / pledgor, once the lender has been paid off in full on its loan. To the extent the winning bid is less than the amount owed on the loan, the secured lender will have a deficiency claim against the borrower / pledgor, after the amounts owed to the lender are repaid in part with the proceeds of the winning bid amount. The Fund confirms that: (i) at no point will the Fund have any beneficial ownership of the underlying commodity; and (ii) any subsequent increase in the value of the commodity after a default above what is necessary to make the Fund whole on its loan will be remitted to the borrower from the proceeds of the sale.

Please note that in the future the Fund may wish to engage in certain of such financings made available to borrowers structured as “repurchase transactions” (“repos”), rather than as secured loans. Before the Fund engages in any such repos, the Fund will undertake to engage the Commission staff in discussions.

5.	Comment: Please ensure that points (i) and (ii) in Comment 4 above are made clear in the disclosure.

Response: The Fund confirms that it will include disclosure that is addresses points (i) and (ii) in Comment 4 above.

6.

Comment: In connection with the revised fee table, please reference the fee waiver in the fee table and disclose that the waiver extends for one year after effectiveness of the registration statement. Alternatively, please delete footnote 6 from the table.

Response: The Fund has extended the Expense Limitation and Reimbursement Agreement until December 31, 2025 and updated the disclosure and fee table accordingly.

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If you have any questions, please feel free to contact me at (617) 728-7116.

Very truly yours,

/s/ Kaitlin McGrath

Kaitlin McGrath